Exhibit 99.1

Fang Announces Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

BEIJING, April 24, 2020 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or the “Company”), a leading real estate Internet portal in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•      Total revenues were $49.3 million, a decrease of 26.7% from $67.3 million in the corresponding period of 2018.

•      Operating loss from continuing operations was $21.0 million, compared to an operating income from continuing operations of $21.1 million in the corresponding period of 2018.

•      Net loss was $26.2 million, compared to a net loss of $29.4 million in the corresponding period of 2018.

Fiscal Year 2019 Highlights

•      Total revenues were $219.7 million, a decrease of 8.5% from $240.0 million in 2018.

•      Operating income from continuing operations was $24.1 million, an increase of 145.7% from $9.8 million in 2018.

•      Net loss was $7.7 million, compared to a net loss of $114.9 million in 2018.

“In 2019, we had challenges but also achievements,” commented Mr. Jian Liu, CEO of Fang. “For the year of 2020, challenges and opportunities co-exist because of the potential effects of COVID-19. I believe our new initiatives, including online live broadcastings, online exhibitions and VR live, will be strong drivers of our business.”

Fourth Quarter 2019 Financial Results

Revenues

Fang reported total revenues of $49.3 million in the fourth quarter of 2019, a decrease of 26.7% from $67.3 million in the corresponding period of 2018.

•       Revenue from marketing services was $18.9 million in the fourth quarter of 2019, a decrease of 35.0% from $29.1 million in the corresponding period of 2018, mainly due to the decrease in aggregate market demand.

•       Revenue from listing services was $12.7 million in the fourth quarter of 2019, a decrease of 25.3% from $16.9 million in the corresponding period of 2018, mainly due to the decrease in the number of paying customers.

•       Revenue from leads generation services was $14.4 million in the fourth quarter of 2019, an increase of 16.2% from $12.4 million in the corresponding period of 2018.

•       Revenue from financial services was $1.4 million in the fourth quarter of 2019, a decrease of 69.2% from $4.6 million in the corresponding period of 2018, mainly due to the decrease in average loan receivable balance.

Cost of Revenue

Cost of revenue was $4.1 million in the fourth quarter of 2019, a decrease of 41.6% from $7.0 million in the corresponding period of 2018, primarily due to the decline in sales and the optimization in cost structure.

Operating Expenses

Operating expenses were $68.4 million in the fourth quarter of 2019, an increase of 74.3% from $39.2 million in the corresponding period of 2018.

•       Selling expenses were $26.3 million in the fourth quarter of 2019, an increase of 78.9% from $14.7 million in the corresponding period of 2018, mainly due to the increase in promotional expense.

•       General and administrative expenses were $42.1 million in the fourth quarter of 2019, an increase of 71.6% from $24.5 million in the corresponding period of 2018, mainly due to the increase in staff related costs.

Operating (Loss)/Income from Continuing Operations

Operating loss from continuing operations was $21.0 million in the fourth quarter of 2019, compared to operating income from continuing operations of $21.1 million in the corresponding period of 2018.

Change in Fair Value of Securities

Change in fair value of securities for the fourth quarter of 2019 was a loss of $3.5 million, compared to a loss of $31.4 million in the corresponding period of 2018, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits/Expenses

Income tax benefits were $3.4 million in the fourth quarter of 2019, compared to an expense of $23.7 million in the corresponding period of 2018.

Net Loss

Net loss was $26.2 million in the fourth quarter of 2019, compared to a net loss of $29.4 million in the corresponding period of 2018.

Fiscal Year 2019 Financial Results

Revenues

Fang reported total revenues of $219.7 million for 2019, a decrease of 8.5% from $240.0 million in 2018.

•       Revenue from marketing services was $94.6 million for 2019, a decrease of 3.8% from $98.4 million in 2018.

•       Revenue from listing services was $63.5 million for 2019, a decrease of 22.4% from $81.7 million in 2018, mainly due to the decreased number of paying members in listing services.

•       Revenue from leads generation services was $43.3 million for 2019, an increase of 103.3% from $21.3 million in 2018, driven by the increase in effectiveness of services and customer acceptance.

•       Revenue from financial services was $9.6 million for 2019, a decrease of 47.1% from $18.1 million in 2018.

Cost of Revenue

Cost of revenue was $26.5 million for 2019, a decrease of 42.9% from $46.4 million in 2018, primarily due to cost savings from optimizing our core business.

Operating Expenses

Operating expenses were $174.6 million for 2019, a decrease of 7.2% from $188.3 million in 2018.

•       Selling expenses were $73.6 million for 2019, an increase of 24.6% from $59.1 million in 2018.

•       General and administrative expenses were $101.1 million for 2019, a decrease of 21.8% from $129.2 million in 2018, mainly due to the decrease in bad debt.

Operating Income from Continuing Operations

Operating income from continuing operations increased from $9.8 million in 2018 to $24.1 million for 2019.

Change in Fair Value of Securities

Change in fair value of securities for 2019 was a loss of $46.1 million, compared to a loss of $167.4 million in 2018, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $12.5 million for 2019, a decrease of 34.2% from $19.0 million in 2018, primarily due to the effect of change in fair value of equity securities and the reversal of previously recorded ASC 740 (FIN 48) income tax and interest liability.

Net Loss

Net loss was $7.7 million for 2019, compared to a net loss of $114.9 million in 2018.

Business Outlook

Based on current operations and market conditions, Fang’s management predicts a positive net income for the year of 2020, which represents management’s current and preliminary view and is subject to change.

Conference Call Information

Fang’s management team will host a conference call on the same day at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-870-0075 / +86 400-120-0948
Direct Event Passcode	1578624#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1578624#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1578624#), and your unique Registrant ID, followed by the pound or hash (#) sign to get into the call.

Direct Event online registration: http://apac.directeventreg.com/registration/event/8819045

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on April 24, 2020 through 9:59 AM ET May 2, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	8819045

A live and archived webcast of the conference call will be available on Fang’s website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Mr. Zijin Li
Acting CFO
Email: ir@fang.com

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com

Fang Holdings Limited

Unaudited Condensed Consolidated Balance Sheets[1]

(in thousands of U.S. dollars, except share data and per share data)

	December 31,	December 31,
ASSETS	2019	2018
Current assets:
Cash and cash equivalents	181,702	171,183
Restricted cash, current	218,112	245,474
Short-term investments	118,979	16,043
Accounts receivable, net	67,369	58,687
Funds receivable	8,372	5,474
Prepayments and other current assets	32,954	27,894
Commitment deposits	188	191
Loans receivable, current	60,490	117,602
Amounts due from related parties	369	—
Current assets of discontinued operations	—	26,289
Total current assets	688,535	668,837
Non-current assets:
Property and equipment, net	695,457	727,739
Land use rights	—	33,153
Loans receivable, non-current	—	6,249
Deferred tax assets	6,362	2,202
Deposits for non-current assets	618	902
Restricted cash, non-current portion	42,452	6,990
Long-term investments	341,946	373,233
Other non-current assets	39,400	4,558
Non-current assets of discontinued operations	—	573
Total non-current assets	1,126,235	1,155,599
Total assets	1,814,770	1,824,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	267,029	297,811
Short term bond payable	102,779	—
Deferred revenue	136,859	142,473
Accrued expenses and other liabilities	118,977	118,924
Customers’ refundable fees	5,538	3,976
Income tax payable	3,834	2,383
Amounts due to related parties	9,227	19
Current liabilities of discontinued operations	—	35,327
Total current liabilities	644,243	600,913
Non-current liabilities:
Long-term loans	182,321	123,215
Convertible senior notes	169,146	254,435
Deferred tax liabilities	84,964	97,578
Other non-current liabilities	138,001	150,837
Non-current liabilities of discontinued operations	—	2,258
Total non-current liabilities	574,432	628,323
Total Liabilities	1,218,675	1,229,236

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2018 and December 31, 2019: 72,069,645 and 71,775,686; outstanding shares as of December 31, 2018 and December 31, 2019: 65,004,587 and 65,403,005	9,244	9,286
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2018 and December 31, 2019, respectively	3,124	3,124
Less: Treasury stock	(123,226)	(136,615)
Additional paid-in capital	528,357	517,802
Accumulated other comprehensive loss	(93,070)	(75,837)
Retained earnings	270,973	276,746
Total Fang Holdings Limited shareholders’ equity	595,402	594,506
Noncontrolling interests	693	694
Total equity	596,095	595,200
TOTAL LIABILITIES AND EQUITY	1,814,770	1,824,436

Unaudited Condensed Consolidated Statements of Comprehensive Loss[1]

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Revenues:
Marketing services	18,919	29,117	94,639	98,377
Leads generation services	14,414	12,407	43,300	21,303
Listing services	12,662	16,948	63,471	81,741
Value-added services	1,712	1,381	5,893	5,182
Financial services	1,426	4,637	9,561	18,060
E-commerce services	191	2,787	2,847	15,384
Total revenues	49,324	67,277	219,711	240,047

Cost of revenues:
Cost of services	(4,086)	(6,995)	(26,472)	(46,392)
Total Cost of Revenues	(4,086)	(6,995)	(26,472)	(46,392)

Gross Profit	45,238	60,282	193,239	193,655

Operating (expenses) income:
Selling expenses	(26,290)	(14,692)	(73,568)	(59,064)
General and administrative expenses	(42,099)	(24,539)	(101,080)	(129,224)
Other income	2,197	5	5,477	4,427

Operating (loss) / Income from continuing operations	(20,954)	21,056	24,068	9,794

Foreign exchange gain/loss	(46)	(606)	153	(598)
Interest income	4,319	1,910	9,200	10,202
Interest expense	(9,006)	(5,217)	(25,932)	(21,174)
Investment income, net	86	1,011	2,644	6,816
Realized gain on sale of available-for-sale securities	(721)	148	861	761
Change in fair value of securities	(3,450)	(31,361)	(46,062)	(167,402)
Government grants	184	584	927	1,224
Other non-operating loss	—	(7)	—	(30)
Loss before income taxes and noncontrolling interests from continuing operations	(29,588)	(12,482)	(34,141)	(160,407)
Income tax benefits(expenses)
Income tax benefits	3,370	(23,697)	12,495	18,989
Net (loss) income from continuing operations, net of income taxes	(26,218)	(36,179)	(21,646)	(141,418)
Income from discontinued operations, net of income taxes	—	6,777	13,937	26,509
Net loss	(26,218)	(29,402)	(7,709)	(114,909)
Net loss attributable to noncontrolling interests	(1)	2	(1)	2
Net loss attributable to Fang Holdings Limited shareholders	(26,217)	(29,404)	(7,708)	(114,911)
Earnings per share for Class A and Class B ordinary shares and per ADS:
Basic	(0.29)	(0.33)	(0.09)	(1.29)
Diluted	(0.29)	(0.33)	(0.09)	(1.29)
Earnings from continuing operations per share for Class A and Class B ordinary shares and per ADS:
Basic	(0.29)	(0.41)	(0.24)	(1.59)
Diluted	(0.29)	(0.41)	(0.24)	(1.59)
Earnings from discontinued operations per share for Class A and Class B ordinary shares and per ADS:
Basic	—	0.08	0.16	0.30
Diluted	—	0.07	0.15	0.29
Weighted average number of Class A and Class B ordinary shares outstanding and ADSs outstanding:
Basic	89,739,655	89,180,170	89,510,533	88,749,432
Diluted	89,739,655	90,473,173	90,073,715	91,994,057

[1] Impact of the Separation of China Index Holdings Ltd (NASDAQ: CIH) (“CIH”) on the Company’s Financial Statements: The separation of CIH represents a strategic shift of Fang and has a major effect on Fang’s results of operations, the business operated by CIH has been reclassified as discontinued operations. For the periods presented in this press release, the assets and liabilities of the discontinued operations are presented separately on the consolidated balance sheets, and the results of the discontinued operations, less applicable income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of comprehensive income (loss).